                                                                      Exhibit 11
                                                                      ----------


                            BANKAMERICA CORPORATION
                   Computation of Earnings Per Common Share



(Dollar amounts in millions, except                      Year Ended December 31
per share data)                                ------------------------------------------
                                                       1996           1995           1994
                                               ------------   ------------   ------------
Net income                                     $      2,873   $      2,664   $      2,176
Less:  Preferred stock dividends                        185            227            248
                                               ------------   ------------   ------------

    NET INCOME APPLICABLE TO COMMON STOCK      $      2,688   $      2,437   $      1,928
                                               ============   ============   ============

Average number of common shares
  outstanding                                   361,186,603    370,981,593    357,312,433

Average number of common and common
  equivalent shares outstanding                 368,027,522    375,555,919    359,793,169

Average number of common shares
  outstanding - assuming full dilution          368,557,970    378,103,241    365,273,824

Earnings per common and common
  equivalent share                             $       7.31   $       6.49   $       5.36

Earnings per common share -
  assuming full dilution                       $       7.30   $       6.45   $       5.33


Earnings per common and common equivalent share are computed by dividing net income applicable to common stock by the total of the average number of common shares outstanding during the period and the additional dilutive effect of stock options and warrants outstanding during the period. The dilutive effect of outstanding stock options and warrants is computed using the average market price of BankAmerica Corporation's (BAC) common stock for the period.

Earnings per common share, assuming full dilution, are computed based on the average number of common shares outstanding during the period and the additional dilutive effect of stock options and warrants outstanding during the period. The dilutive effect of outstanding stock options and warrants is computed using the greater of the closing market price or the average market price of BAC's common stock for the period. Earnings per common share, assuming full dilution, also includes the dilution which would result if BAC's outstanding 6 1/2% Cumulative Convertible Preferred Stock, Series G (Convertible Preferred Stock) had been redeemed or converted during the period. Net income applicable to common stock was adjusted for dividends declared on the Convertible Preferred Stock of $3 million and $16 million during the years ended December 31, 1995 and 1994, respectively. The outstanding shares of the Convertible Preferred Stock were redeemed or converted during May 1995.